

January 31, 2011

Peter Klamka
Chief Executive Officer
Solar Acquisition Corp.
215 Dino Drive
Ann Arbor, MI 48103

> **Re: Solar Acquisition Corp.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 19, 2010**
> **Form 8-K/A filed January 25, 2011**
> **File No. 1-34438**

Dear Mr. Klamka:

We have reviewed your response to our comment letter dated October 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Exhibit 31.1

1. We note your certification under Exhibit 31.1. In comment five in our letter dated September 10, 2010 we asked you to make sure that in your future filings you used the language exactly as it appears in Item 601(b)(31) of Regulation S-K. In your response dated September 20, 2010 you agreed to use the language exactly as it appears in Item 601(b)(31) of Regulation S-K in all future fillings. In your Form 10-Q for the quarter ended September 30, 2010 filed on November 19, 2010, we note that you have modified the language in your certifications. Namely, we note that:

- The opening line of the certification continues to include the title of the certifying individual, which is not permitted as the certifications must be made in an individual capacity.

- You continue to refer to your company as the "small business issuer" instead of the "registrant."

- Additionally, you have modified the language of paragraph 4 to exclude paragraph 4(b) concerning the design of internal control over financial reporting.

Please amend your Form 10-Q to provide certifications that use the exact language that appears in Item 601(b)(31) of Regulation S-K and are signed and dated as of a current date.

Form 8-K/A filed January 25, 2011

2. We read in your Form 8-K/A filed on January 25, 2011 that on January 11, 2011 you entered into a Material Definitive Agreement with Clean Power, Inc. to purchase specific assets, including some tangibles such as computers and software, and intellectual property and intangibles, including the name, all logo materials, certain rights and obligations to contracts, and leads of ongoing negotiations in exchange for exactly 5,459,401 shares of common capital stock of the Company to be distributed *pro rata* to the shareholders of Clean Power, Inc. We have the following comments:

    - Please tell us whether you intend to account for this transaction as a business combination or an asset purchase. In your response, please provide us with a detailed analysis under ASC 805-10-55-4 through 55-9 to support your conclusion as to whether you acquired a business.

    - Please tell us, and disclose to your investors, whether Clean Power, Inc. had operations and revenues at the time that you acquired these assets or whether it was a development stage company.

    - Please quantify for us, and disclose to your investors, the purchase price that you paid for Clean Power's assets. In your response, please explain to us whether you considered the fair value of your common stock or the fair value of the assets acquired to be more reliably determinable for purposes of calculating this purchase price, and why. Additionally, please show us in your response the allocation of the total purchase price to each major category of acquired assets and liabilities, and explain to us in reasonable detail your procedure for identifying and valuing all acquired intangible assets.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief